ANNUAL INFORMATION FORM

(“AIF”)

of

ENDEAVOUR SILVER CORP.

(the “Issuer” or “Endeavour”)

Suite #800 - 850 West Hastings Street
Vancouver, British Columbia, Canada, V6C 1E1
Phone: (604) 685-9775
Fax: (604) 685-9744

Dated: April 24, 2006

ITEM 1:	PRELIMINARY NOTES

1.1	Incorporation of Financial Statements, Information Circular and Other Documents

Specifically incorporated by reference and forming part of this Annual Information Form (the “AIF”) are the consolidated financial statements for Endeavour Silver Corp. (the “Issuer” or “Endeavour” which includes its subsidiaries) for the ten month period ended December 31, 2005 and for the years ended February 28, 2005 and February 29, 2004, together with the Management Discussion and Analysis accompanying such financial statements.

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All amounts are stated in Canadian dollars unless otherwise indicated.

The information provided in the AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Endeavour. The documents listed below are not contained within, nor attached to this document. The documents may be accessed by the reader at the following locations:

Type of Document	Effective Date / Period Ended	Date Filed / Posted	Document name which may be viewed at the SEDAR website at www.sedar.com (or alternative location for non-SEDAR documents)
Management Information Circular	June 30, 2005	July 6, 2005	Management Proxy / Information Circular – English
Mineral Resource and Reserve Estimate, Guanacevi Project, Durango, Mexico	March 31, 2006	March 31, 2006	Technical Report(s), Qualification Certificate(s) and Consent(s)
A Technical Review of the Guanacevi Project	March 12, 2004 (Amended April 21, 2004)	April 23, 2004	Other
Audited annual financial statements (most recent)	December 31, 2005	on or about May 3, 2006	Audited annual financial statements – English
Management Discussion and Analysis (most recent)	December 31, 2005	on or about May 3, 2006	Annual MD&A
Material Change Report announcing Special Warrant Financing Closing	April 24, 2005	April 26, 2006	Material Change Report - English
News Releases for calendar years 2003 to 2006	Various dates (From July 29, 2003 to the date of this AIF)		Press Release – English

1.2	Date of Information

All information in this AIF is as of April 24, 2006 unless otherwise indicated.

Endeavour Silver Corp.

1.3	Forward-Looking Statements

This AIF contains certain forward-looking statements and information relating to the Issuer that are based on the beliefs of its management as well as assumptions made by and currently available to the Issuer. When used in this document, the words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions, as they relate to the Issuer or its management, are intended to identify forward-looking statements. This AIF contains forward-looking statements relating to, among others, compliance with environmental standards, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of the Issuer’s exploration properties. The Management Discussion and Analysis that is incorporated by reference within this AIF also contains forward-looking statements. Such statements reflect the current view of the Issuer with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Issuer to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

1.4	Currency and Exchange Rates

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated.

ITEM 2:	CORPORATE STRUCTURE

2.1	Name, Address and Incorporation

The Issuer was incorporated under the laws of the Province of British Columbia on March 11, 1981 under the name, “Levelland Energy & Resources Ltd.” Effective August 27, 2002 the Issuer changed its name to “Endeavour Gold Corp.”, consolidated its share capital on the basis of four old common shares for one new common share and increased its share capital to 100,000,000 common shares without par value. Then on September 13, 2004, the Issuer changed its name to “Endeavour Silver Corp.”, transitioned from the Company Act (British Columbia) to the British Columbia Business Corporations Act and increased its authorized share capital to unlimited common shares without par value.

As at April 24, 2006, the Issuer had 33,840,876 common shares issued and outstanding.

The Issuer’s principal business office is located at:

Suite 800 - 850 West Hastings Street
Vancouver, British Columbia
Canada, V6C 1E1

and its registered and records office is located at:

VECTOR Corporate Finance Lawyers
Suite 1040 - 999 West Hastings Street
Vancouver, British Columbia
Canada, V6C 2W2

2.2	Intercorporate Relationships

The Issuer has one wholly owned subsidiary, Endeavour Gold Corporation, S.A. de C.V., which was duly incorporated under the laws of Mexico on December 2, 2003.

Endeavour Gold Corporation, S.A. de C.V. has two wholly owned subsidiaries, Minera Plata Adelante, S.A. de C.V., and Refinadora Plata Guanacevi, S.A. de C.V., both of which were duly incorporated under the laws of Mexico on January 14, 2005.

Endeavour Silver Corp.

Minera Plata Adelante, S.A. de C.V. currently owns 51% of Minera Santa Cruz y Garibaldi, S.A. de C.V. which was duly incorporated under the laws of Mexico on June 17, 1991.

ITEM 3:	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	Three Year History

Summary

The Issuer is a Canadian mineral company engaged in the acquisition, exploration and, if warranted, development and exploitation of precious metal properties in Canada and Mexico. The business philosophy of the Issuer has historically been to acquire and explore resource properties. The Issuer has brought one of its projects, the Guanacevi Mines Project, which includes the Santa Cruz mine and related properties in which it has earned a 51% interest, into commercial production. The Issuer fully earned its 51% interest on January 28, 2006. See Item 4.4 for further details.

In May 2004, the Issuer signed formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant (collectively, the “Santa Cruz Project”) in Durango, Mexico. Terms of the agreement give the Issuer the option to acquire a 51% interest in these operating assets by paying a total of approximately US$3 million to the vendors and incurring US$1 million in mine exploration and development within one year. The balance of the 49% interest can be earned by paying a further US$4 million over the period to January 2008. To complete the acquisition of the initial 51% interest, payments totalling approximately US$1 million must be made by January 28, 2006. As at December 31, 2005, the Issuer had paid the vendors US$3 million and invested in excess of $10 million in property acquisitions, mine exploration and development and capital assets. At January 28, 2006, the Issuer made payments totalling US$1 million thereby fully earning and vesting its 51% interests in the Santa Cruz Project.

Three Year History

On March 28, 2006, the Issuer announced a brokered special warrant private placement for 5,000,000 special warrants at $4.50 per special warrant for total proceeds of $22.5 million (with an overallotment providing for the issuance of up to an additional 2,000,000 special warrants (up to 7,000,000 total special warrants) and additional proceeds of $9 million ($31,500,000 total potential proceeds)). Each special warrant entitles the holder to acquire, on exercise or deemed exercise, one common share and one-half common share purchase warrant. On April 24, 2006, the Issuer closed on the placement of 5,110,000 special warrants at CA$4.50 each, generating gross proceeds to Endeavour of CA$22,995,000. If not exercised earlier, the issued special warrants will be deemed to be exercised and converted on the earlier of (a) one day after the date the final prospectus qualifying their distribution has been receipted, and (b) immediately prior to August 25, 2007. Each whole share purchase warrant will be exercisable for one common share of the Company at a price of CA$5.25 for a period of 18 months ending October 24, 2007. Endeavour has agreed to file a short form prospectus under National Instrument 44-101 Short Form Prospectus Distributions to seek to qualify the issuance of the common shares and warrants issuable on exercise or deemed exercise of the special warrants. In the event Endeavour fails to obtain receipts for the final short form prospectus on or before July 15, 2006, each special warrant will entitle the holder to acquire 1.1 common shares and 0.55 share purchase warrant on exercise or deemed exercise thereof. Endeavour has agreed to seek a listing for the share purchase warrants on the Toronto Stock Exchange and has received their conditional approval, subject to meeting certain additional terms and conditions. The issuance of the remaining 1,890,000 special warrants will be subject to shareholder approval, in accordance with the policies of the Toronto Stock Exchange. Salman Partners Inc., the lead agent for the offering, has advised Endeavour that, subject to the receipt of shareholder approval to the issue of the remaining 1,890,000 special warrants (and related agent special warrants) to be sought at the Company’s Annual and Special General Meeting on June 14, 2006 and all required regulatory approvals, it expects to sell the remaining special warrants for additional gross proceeds of $8,505,000 at that time. Salman Partners Inc. led the syndicate of agents that included BMO Nesbitt Burns Inc., Dundee Securities

Endeavour Silver Corp.

Corporation and Canaccord Capital Corporation (together, the “Agents”). On closing, the Agents received a 6% cash commission of $1,379,700 as well as 306,600 agent special warrants. Each agent special warrant will, upon exercise or deemed exercise, convert into one agent warrant. The agent warrants to be issued on conversion of the agent special warrants issued are not exercisable until the earlier of (a) the date the final prospectus qualifying their distribution has been receipted, and (b) the date shareholder approval for their exercise is obtained. When exercisable, each agent warrant will be exercisable to acquire one common share at CA$5.25 per share until October 24, 2007. The total net proceeds of CA$21,615,300 received by the Company, plus proceeds to be received in the event of the successful completion of the placement of the remaining special warrants (for additional gross proceeds of up to $8,505,000), are expected to be used for the potential acquisition, exploration and development of additional advanced silver mine projects in Mexico and Latin America, and for working capital. For further details see the Material Change Report on this financing available on SEDAR as set out under Item 1.1, above.

Also on March 28, 2006, the Issuer announced a National Instrument 43-101 compliant silver reserve and resource on its Guanacevi Mines Project in Durango, Mexico. Proven and probable mineral reserves were 3,481,200 oz silver (3,792,588 oz Ag equivalents). Inferred mineral resources were 10,655,500 oz silver (12,005,200 oz Ag equivalents). Range Consulting Group (“Range”) was retained by Endeavour to complete a review of mineral reserves and resources for the Porvenir Mine (North Porvenir and El Porvenir properties combined), Porvenir Dos and Deep Santa Cruz mineralized zones. Their technical report entitled “Mineral Resource and Reserve Estimate, Guanacevi Project, Durango, Mexico” is authored by Eric Olson, MAusIMM, who is an independent Qualified Person under the definition by National Instrument 43-101. The report was prepared in compliance with N.I. 43-101 and filed on Sedar on March 31, 2006.

On February 7, 2006, the shares of the Issuer were listed for trading on the Toronto Stock Exchange; previously its shares were listed on the TSX Venture Exchange.

In October 2005, the Issuer acquired a mining lease on the El Porvenir property, Guanacevi district, Durango, Mexico. Under the lease agreement, the Issuer holds the exclusive right to mine the El Porvenir property for a 5-year period, which can be extended for another 5 years, by mutual agreement. The Issuer has agreed to mine El Porvenir at the rate of between 9,000 tonnes and 27,000 tonnes per quarter and to pay a 3% net smelter royalty from production. To maintain its rights, the Issuer must spend at least US$100,000 each quarter on all exploration, development and mining costs, and also must spend a further US$500,000 on all costs by October 11, 2006.

Also in October 2005 the Issuer completed a brokered private placement for 6,000,000 units at $2.40 per unit for gross proceeds of $14.4 million. Each unit was comprised of one common share and one-half common share purchase warrant. Each full warrant is exercisable to purchase one common share at an exercise price of $2.90 until October 5, 2007. Salman Partners Inc. acted as the lead underwriter for a syndicate of underwriters which included Canaccord Capital Corporation and Dundee Securities Corporation. The underwriters received a cash commission of $936,000 and 450,000 agents’ warrants subject to the same terms as the private placement warrants.

In August 2005, the Issuer entered into an option agreement to acquire a 100% interest in four silver properties, La Prieta, El Aguaje de Arriba, Ampliacion El Aguaje de Arriba and La Plata, in the Guanacevi District, Durango, Mexico, for US$100,000 of which US$15,000 had been paid in the fiscal period ended December 31, 2005 and US$15,000 was paid subsequent to December 31, 2005 and the balance of US$70,000 is payable on August 5, 2007.

In August 2005, the shares of the Issuer were listed for trading on the Frankfurt Stock Exchange under the trading symbol EJD. Such listing is expected to help broaden and expand the Issuer’s exposure in the European investment community.

Endeavour Silver Corp.

In July 2005, the Issuer entered into an option agreement to acquire a 100% interest in two silver properties, Porvenir Dos and La Sultana, in the Guanacevi District, Durango, Mexico, for US$137,500 of which US$37,500 was paid in the fiscal period ended December 31, 2005, and the balance of US$100,000 is due on December 30, 2006.

In June 2005, the Issuer acquired nine silver mining properties in the Guanacevi district, Durango, Mexico, from Industrias Peñoles S.A. de C.V. ("Peñoles"). Six of these properties form part of the producing Santa Cruz silver mine in which the Issuer already owns a 51% interest in the exploitation lease and has the option to acquire the remaining 49% interest. This transaction effectively allows the Issuer's wholly owned Mexican subsidiary, Minera Plata Adelante SA de CV, ("Adelante") to acquire the outright ownership of the six mineral concessions as well as a 4.5% net proceeds royalty from Peñoles' wholly owned Mexican subsidiary, Minera Capela S.A. de C.V. ("Capela"). Adelante will be required to send all mineral production from these properties to the Peñoles smelter in Torreon, Mexico, for smelting and refining. Capela will retain a 3% net proceeds royalty on future production after deduction of all shipping and smelting costs, including taxes and penalties if any. The Issuer has also formed a strategic alliance with Peñoles to acquire additional mining properties in Mexico. Peñoles has agreed to provide the Issuer with access to information on its portfolio of mineral concessions throughout Mexico. On each additional Peñoles property made available to the Issuer a purchase price may be negotiated, payable in common shares of the Issuer. If the Issuer acquires additional properties from third parties introduced by Peñoles, the Issuer will pay Peñoles a 5% fee on the cash purchase price, also payable in common shares of the Issuer. If Peñoles acquires property from a third party introduced by the Issuer, Peñoles will pay Endeavour a 5% fee on the cash purchase price. In compensation for the nine mining properties, certain mining equipment located thereon, and the formation of the strategic alliance, the Issuer issued 1,000,000 units to Peñoles in July 2005; each unit consisted of one common share and one warrant to purchase an additional common share at $2.10 until July 22, 2006 and thereafter at $2.30 until July 22, 2007.

In March 2005, the Issuer changed its fiscal year end February 28 to December 1. During the transition year, the fiscal year will be for the ten-month period from March 1, 2005 to December 31, 2005.

On February 24, 2005 the Issuer announced changes and additions to its senior management team. Bradford Cooke the then current President became the Chairman and C.E.O. Godfrey Walton, M.Sc., P.Geo. took over as the new President and C.O.O. Other appointments included the appointment of Philip Yee as C.F.O., Bruce Bried as Vice President, Mining, responsible for overseeing the day-to-day operations of the Santa Cruz Mine and Guanacevi plant and Michael Rasmussen, as Vice President, Exploration, to oversee all exploration projects.

Also, in February 2005 the Issuer completed brokered and non-brokered private placements to raise a total of $1,636,800. The Issuer completed a brokered private placement for 312,500 units at $1.60 per unit for gross proceeds of $500,000. Each unit consisted of one common share and one share purchase warrant, exercisable to acquire one common share at an exercise price of $2.10 until February 1, 2006 and $2.30 thereafter until February 1, 2007. The Issuer also completed a non-brokered private placement for 710,500 units at the same price and the same terms as the brokered private placement for an additional $1,136,800 in gross proceeds. Share issuance costs consist of agents’ fees of $37,500 and 40,000 agents’ warrants (with the same terms as the warrants in the private placement).

In May 2004, the Issuer signed formal purchase agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine and Guanacevi mineral processing plant in Durango, Mexico. Terms of the agreement give the Issuer the option to pay US$3 million to the vendors and to invest US$1 million in mine exploration and development within one year in order to earn a 51% interest in these operating assets. The balance of the 49% interest can be earned by paying a further US$4 million over the remaining 3 years thereafter to January 2008. The Issuer paid US$1 million to the vendors on the signing of the agreements in May 2004. See Item 3.2 for further details.

In May 2004, the Issuer completed private placements for $9.9 million to finance the acquisition of the Santa Cruz silver-gold mine and the Guanacevi mill. The proceeds received from the private placements

Endeavour Silver Corp.

were for the acquisition costs of the Santa Cruz mine and Guanacevi processing plant, exploration drilling, underground development and production optimization, as well as for working capital purposes.

In August 2003, the Issuer entered into an option agreement for the El Taco property located in Sonora, Mexico. The Issuer had the right to earn a 100% interest in the property by making cash payments of US$100,000 and issuing 200,000 common shares over a 4 year period, subject to 2% net smelter return royalty. In fiscal 2004, the Issuer paid US$5,000 and issued 25,000 common shares to the vendor. The property was written off in the first quarter of the fiscal year ended February 28, 2005.

In July 2003, the Issuer entered into an agreement to acquire a 100% interest in the San Jose property located in Sinaloa, Mexico, for cash payments of US$300,000 over a four year period, of which US$10,000 was paid in the first quarter of the fiscal year ended February 28, 2005. The property was written off in the second quarter of that fiscal year.

Pursuant to an agreement dated June 20, 2002, the Issuer acquired a 50% interest in two properties located in the Mistassini-Otish area of northern Quebec. In consideration, the Issuer paid $31,000 and issued 150,000 post-consolidation common shares to the vendor in fiscal 2003. During fiscal 2004, the Issuer determined that it would no longer pursue the property and accordingly, wrote-off the $51,100 of costs incurred on the property.

Pursuant to an option agreement dated October 9, 2001, the Issuer was granted an option for the Ham property to earn up to a 100% interest in the mineral claim located in British Columbia in consideration of cash payments in the aggregate of $30,000 ($2,700 paid in fiscal 2002) and issuing an aggregate of 50,400 post-consolidation common shares over a three year period (12,600 post-consolidation common shares issued in fiscal 2002). During fiscal 2003, the Issuer determined that it would no longer pursue the property and accordingly, wrote-off the $4,612 of costs incurred on the property.

During fiscal 2002, the Issuer acquired the Ocock mineral claim located in British Columbia in consideration of incurring certain exploration expenditures on the property. During fiscal 2003, the Issuer determined that it would no longer pursue the property and accordingly, wrote-off the $2,000 of costs incurred on the property.

The Issuer was deemed “Inactive” by the TSX Venture Exchange on October 29, 2001 due to the Issuer’s inability to satisfy Tier 2 tier maintenance requirements (“Tier 2 TMR”) pursuant to TSX Venture Exchange’s Policy 2.6, whereby trading in the securities of the Issuer continued under the inactive designation. During the period of its inactive status, the Issuer was prohibited from granting stock options, and principals and insiders were prohibited from exercising previously granted stock options. Such designation was removed in November 2002 after the Issuer had implemented its reactivation plans. Item 4.1 provides further details of the reorganization.

On August 27, 2002 the Issuer changed its name to Endeavour Gold Corp., consolidated its share capital on the basis of four old common shares for one new common share and increased its share capital to 100,000,000 common shares without par value. Then on September 13, 2004, the Issuer changed its name from Endeavour Gold Corp. to Endeavour Silver Corp. and increased its authorized share capital from 100,000,000 common shares without par value to unlimited common shares without par value. The Issuer also transitioned from the Issuer Act (British Columbia) to the British Columbia Business Corporations Act.

Endeavour Silver Corp.

For the past four fiscal periods covering the period beginning March 1, 2002 and ending December 31, 2005, the Issuer closed on the following private placements:

  On April 24, 2006, the Issuer closed a brokered CA$22,995,000 special warrant financing through the placement of 5,110,000 special warrants at CA$4.50 each to raise gross proceeds of $22,995,000. Each special warrant entitles the holder to acquire, on exercise or deemed exercise, one common share and one-half common share purchase warrant. Each whole share purchase warrant will be exercisable for one common share of the Issuer at a price of CA$5.25 for a period of 18 months ending October 24, 2007. For further details see Item 3.1, third paragraph and the Issuer’s Material Change Report as filed on SEDAR on April 26, 2006 as set out in Item 1.1.
  In October 2005, the Issuer completed a bought deal private placement for 6,000,000 units at $2.40 per unit for gross proceeds of $14.4 million. Each unit was comprised of one common share and one-half common share purchase warrant. Each full warrant is exercisable to purchase one common share at an exercise price of $2.90 until October 5, 2007. Salman Partners Inc. acted as the lead underwriter for a syndicate of underwriters which included Canaccord Capital Corporation and Dundee Securities Corporation. The underwriters received a cash commission of $936,000 and 450,000 agents’ warrants which have the same terms as the warrants in the private placement. The proceeds from the financing will be used for the exploration and development of the Issuer’s Mexican silver properties, for further acquisitions and for general working capital.
  In February 2005, the Issuer completed brokered and non-brokered private placements to raise a total of $1,636,800. The Issuer completed a brokered private placement for 312,500 units at $1.60 per unit for gross proceeds of $500,000. Each unit consisted of one common share and one share purchase warrant, exercisable to acquire one common share at an exercise price of $2.10 until February 1, 2006 and $2.30 thereafter until February 1, 2007. The Issuer also completed a non- brokered private placement for 710,500 units at the same price and the same terms as the brokered private placement for an additional $1,136,800 in gross proceeds. Share issuance costs consist of agents’ fees of $37,500 and 40,000 agents’ warrants (with the same terms as the warrants in the private placement).
  In May 2004, the Issuer completed private placements for $9.9 million to finance the acquisition of the Santa Cruz silver-gold mine and the Guanacevi mill. The Issuer engaged Canaccord Capital Corporation and Dundee Securities Corporation to act as Agents in a brokered private placement for 5,022,500 units at $1.60 per unit for gross proceeds of $8 million. Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant giving the holder the right to purchase an additional common share at $2 by October 22, 2005. The Issuer also completed a non-brokered private placement for 1,175,000 units at the same price and with the same terms as the brokered placement for an additional $1.9 million in gross proceeds. The net proceeds from both placements will be used towards the costs of acquisition of the Santa Cruz mine and Guanacevi processing plant, exploration drilling, underground development and production optimization, as well as for working capital;
  In December 2003, the Issuer completed a private placement for 3,050,000 units at a price of $0.30 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $0.35 until October 6, 2005; and
  In January 2003, the Issuer completed a private placement for 3,000,000 units at a price of $0.10 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.12 per share until November 29, 2004.

Endeavour Silver Corp.

For the past four fiscal periods covering the period beginning March 1, 2002 and ending December 31, 2005, the following stock options were granted:

  150,000 common shares at $3.90 until March 14, 2007 were granted in March 2006;
  555,000 common shares at $2.55 per share until January 25, 2011 were granted in January 2006;
  816,000 common share at $2.35 per share until September 7, 2010 were granted in September 2005;
  339,900 common shares at $2.52 per share until March 22, 2010 were granted in March 2005;
  560,000 common shares at $1.60 per share until February 1, 2010 were granted in February 2005;
  40,000 common shares at $1.60 per share until December 23, 2006 were granted in December 2004;
  150,000 common shares at $1.45 per share until November 15, 2006 were granted in November 2004;
  50,000 common shares at $1.20 per share until November 4, 2006 were granted in November 2004;
  680,000 common shares at $1.60 per share until May 6, 2009 were granted in May 2004;
  270,000 common shares at $0.66 per share until January 14, 2009 were granted in January 2004;
  100,000 common shares at $0.45 per share until December 16, 2005 were granted in December 2003;
  380,000 common shares at $0.22 per share until July 28, 2005 were granted in July 2003; and
  275,000 common shares at $0.10 per share until September 9, 2004 were granted in September 2002.
3.2	Significant Acquisitions

Santa Cruz mine and Guanacevi processing plant (together the “Santa Cruz Project”) and Additional Area Properties (collectively the “ Guanacevi Mines Project”) (Durango, Mexico)

In May 2004, the Issuer signed formal purchase agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine and Guanacevi mineral processing plant in Durango, Mexico. Terms of the agreement give the Issuer the option to pay approximately US$3 million to the vendors and to invest US$1 million in mine exploration and development within one year in order to earn a 51% interest (since earned) in these operating assets. On January 28, 2006, the Issuer acquired 51% interest in the Santa Cruz Project. The balance of the 49% interest can be earned by paying a further US$3 million over the remaining 2 years thereafter to January 28, 2008.

On May 17, 2004, the Issuer executed six agreements related to the acquisitions and brief summaries thereto are as follows:

The option agreement provides that the acquisition of the mine will be accomplished through the acquisition of all the issued and outstanding shares of Minera Santa Cruz y Garibaldi S.A. de C.V. (“Minera Santa Cruz”). The Issuer acquired 51% of the outstanding shares of Minera Santa Cruz on completion of payments totalling US$1,275,714 by January 28, 2006. The remaining 49% of the shares of Minera Santa Cruz can be acquired on or before January 28, 2008 through annual payments totalling US$1,275,716.

The Issuer also entered into an option agreement to acquire mining concessions from Minera Santa Cruz for a total cost of US$448,571. The Issuer acquired a 51% beneficial ownership interest in the mining concessions on January 28, 2006 on completion of payments totalling US$438,571. The remaining 49% beneficial ownership interest in the mining concessions can be acquired on January 28, 2008 through annual payments totalling US$10,000.

In addition, the Issuer entered into an option agreement to acquire a processing plant from an unrelated Mexican company for a total cost of US$4,000,000. The Issuer acquired a 51% beneficial ownership interest in these assets on January 28, 2006 on completion of initial payments totalling US$2,285,715. The remaining 49% beneficial ownership interest in the processing plant can be acquired on January 28, 2008 through annual payments totalling US$1,714,285.

Endeavour Silver Corp.

In addition to the above payments, the Issuer committed to spend US$1,000,000 on exploration and development of the Santa Cruz property on or before May 17, 2005. To February 28, 2005, the Issuer spent Cdn$1,242,169 to meet its commitment.

Pursuant to a May 2004 loan agreement, the Issuer agreed to loan up to US$425,000 to Minera Santa Cruz for development of an access ramp at the Santa Cruz mine. Any unpaid amounts on the loan as at January 28, 2005 bore interest at 9%, were secured by certain mining concessions held by Minera Santa Cruz, and were to be repaid from the proceeds of certain minerals produced. At February 28, 2005, the loan balance due from Minera Santa Cruz was US$26,921, which included accrued interest of US$1,921, and the loan, including accrued interest, was repaid in full in the fiscal period ended December 31, 2005. Furthermore, pursuant to the loan agreement, the Issuer also earned a 25% net profits royalty from ore mined by Minera Santa Cruz from the related mining concessions up to January 28, 2005.

Additional Properties

In addition to the foregoing, the Issuer entered into the following arrangements relating to mineral properties covered, in part, by the foregoing, or located in the area:

In June 2005, the Issuer acquired nine silver mining properties in the Guanacevi district, Durango, Mexico, from Industrias Peñoles S.A. de C.V. ("Peñoles"). Six of these properties form part of the producing Santa Cruz silver mine in which the Issuer already owns a 51% option interest in the exploitation lease and has the option to acquire the remaining 49% interest. This transaction effectively allows the Issuer's wholly owned Mexican subsidiary, Minera Plata Adelante SA de CV, ("Adelante") to acquire the outright ownership of the six mineral concessions as well as a 4.5% net proceeds royalty from Peñoles' wholly owned Mexican subsidiary, Minera Capela S.A. de C.V. ("Capela"). Adelante will be required to send all mineral production from these properties to the Peñoles smelter in Torreon, Mexico, for smelting and refining. Capela will retain a 3% net proceeds royalty on future production after deduction of all milling, processing, shipping and smelting costs, including taxes and penalties if any. The Issuer has also formed a strategic alliance with Peñoles to acquire additional mining properties in Mexico. Peñoles has agreed to provide the Issuer with access to information on its portfolio of mineral concessions throughout Mexico. On each additional Peñoles property made available to the Issuer to acquire, a purchase price may be negotiated, payable in common shares of the Issuer. If the Issuer acquires additional properties from third parties introduced by Peñoles, the Issuer will pay Peñoles a 5% fee on the cash purchase price, also payable in common shares of the Issuer. If Peñoles acquires property from a third party introduced by the Issuer, Peñoles will pay Endeavour a 5% fee on the cash purchase price. In compensation for the nine mining properties, certain mining equipment located thereon, and the formation of the strategic alliance, the Issuer issued 1,000,000 units to Peñoles in July 2005; each unit consisted of one common share and one warrant to purchase an additional common share at $2.10 until July 22, 2006 and thereafter at $2.30 until July 22, 2007. The transaction was approved by the TSX Venture Exchange in July, 2005.

In July 2005, the Issuer entered into an option agreement to acquire a 100% interest in two silver properties, Porvenir Dos and La Sultana, in the Guanacevi District, Durango, Mexico, for US$137,500 of which US$37,500 was paid in the fiscal year ended December 31, 2005, and the balance of US$100,000 is due on December 30, 2006.

In August 2005, the Issuer entered into an option agreement to acquire a 100% interest in four silver properties, La Prieta, El Aguaje de Arriba, Ampliacion El Aguaje de Arriba and La Plata, in the Guanacevi District, Durango, Mexico, for US$100,000 of which US$15,000 had been paid in the fiscal period ended December 31, 2005 and US$15,000 was paid subsequent to December 31, 2005 and the balance of US$70,000 is payable on August 5, 2007.

In October 2005, the Issuer acquired a mining lease on the El Porvenir property, Guanacevi district, Durango, Mexico. Under the lease agreement, the Issuer holds the exclusive right to mine the El Porvenir property for a 5-year period, which can be extended for another 5 years, by mutual agreement. The Issuer

Endeavour Silver Corp.

has agreed to mine El Porvenir at the rate of between 9,000 tonnes and 27,000 tonnes per quarter and to pay a 3% net smelter royalty from production. To maintain its rights, the Issuer must spend at least US$100,000 each quarter on all exploration, development and mining costs, and also must spend a further US$500,000 on all costs by October 11, 2006.

El Taco property (Sonora, Mexico)

In August 2003, the Issuer entered into an option agreement for the El Taco property located in Sonora, Mexico. The Issuer can earn a 100% interest in the property by making cash payments of US$100,000 and issuing 200,000 common shares over a 4 year period, subject to 2% net smelter return royalty. In fiscal 2004, the Issuer paid US$5,000 and issued 25,000 common shares to the vendor. The property was written off in the first quarter of the fiscal year ended February 28, 2005.

San Jose property (Sinaloa, Mexico)

In July 2003, the Issuer entered into an agreement to acquire a 100% interest in the San Jose property located in Sinaloa, Mexico, for cash payments of US$300,000 over a four year period, of which US$10,000 was paid in the first quarter of fiscal 2005. The property was written off in the second quarter of the fiscal year ended February 28, 2005.

ITEM 4:	DESCRIPTION OF THE BUSINESS

4.1	General Description

The Business of the Issuer

The Issuer’s principal business activities are the acquisition, exploration, development and exploitation of resource properties. The Issuer is in the process of exploring and developing its resource properties and has determined that the Guanacevi Mines Project contains ore reserves that are economically recoverable. The recoverability of amounts capitalized for resource properties is dependent upon the existence of economically recoverable reserves in its resource properties, the ability of the Issuer to arrange appropriate financing to complete the development of its properties, confirmation of the Issuer’s interest in the underlying properties, the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof. The Issuer has incurred significant operating losses (for further details refer to the Issuer’s audited consolidated financial statements for the period ended December 31, 2005 as referenced in Item 1.1) . The Issuer has financed its activities principally by the sale of equity securities. The Issuer’s ability to continue as a going concern may be dependent on continued financial support from its shareholders and other related parties, the ability of the Issuer to raise equity financing, and the attainment of profitable operations to fund its operations.

The Issuer and its management group have been actively involved in the evaluation, acquisition and exploration of mineral properties in Canada and Mexico. Starting with early stage exploration prospects, the organization progressed to more advanced properties. The Issuer plans to continue exploring and developing its properties and, if appropriate, seek partners or buyers to purchase, or assist in further development (by way of joint venture or otherwise) of its properties. The Issuer seeks to identify properties with significant potential and to acquire those properties on the basis of option agreements relying on the representations and warranties of the vendors as to the state of title, with limited title work being performed by the Issuer. Detailed title work is only undertaken once it has been determined that the property is likely to host a significant body of ore. Consequently, there is a significant risk that adverse claims may arise or be asserted with respect to certain of the Issuer’s properties.

Endeavour Silver Corp.

Previously the Issuer focused its activities principally in Canada and by the end of fiscal 2004 it relinquished its remaining Canadian property. In fiscal 2004 the Issuer was active in seeking properties of merit in Mexico. This culminated in the Issuer entering into formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine and Guanacevi mineral processing plant in Durango, Mexico, and the related surface properties and exploitation rights in Mexico. The acquisitions of the silver-gold mine and the processing plant has allowed the Issuer to become a primary silver producer, as well as to transform the Issuer from a mineral exploration company to an operating mining company.

Competitive Conditions

Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Issuer may be unable to compete for nor acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Issuer will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Environmental Protection

Environmental legislation is evolving in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. To the best of its knowledge, the Issuer is in compliance with environmental laws and regulations in effect in those countries where its properties are located.

Number of Employees

As at April 24, 2006 and the date of this AIF, the Issuer has approximately 70 full or part-time employees.

Foreign Operations

The Issuer’s option agreements for the Santa Cruz silver-gold mine and Guanacevi mineral processing are for operations which are located in Mexico, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Issuer and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for the Issuer to obtain any required production financing for its mineral properties.

Reorganization

The Issuer was deemed "Inactive" by the TSX Venture Exchange on October 29, 2001 due to the Issuer’s inability to satisfy Tier 2 TMR pursuant to TSX Venture Exchange’s Policy 2.6, whereby trading in the securities of the Issuer continued under the inactive designation. During the period of its inactive status, the Issuer was prohibited from granting stock options, and principals and insiders were prohibited from exercising previously granted stock options.

Such designation was removed in November 2002 after the Issuer had implemented its reactivation plans. The Issuer’s reactivation plans which were implemented in the fiscal year ended February 28, 2003 included the following items:

Endeavour Silver Corp.

  share consolidation on a four old for one new basis;
  change of name from Levelland Energy & Resources Ltd. to Endeavour Gold Corp.;
  the appointment of a new Board of Directors at the Issuer’s annual general meeting held in July 2002;
  closing of a private placement for 3,000,000 units at $0.10 per unit for total proceeds of $300,000. Each unit was comprised of one common share and one share purchase warrant exercisable to acquire one additional common share at an exercise price of $0.12 per share until November 29, 2004;
  issuance of 184,500 common shares at a deemed price of $0.10 to settle debts of $18,450;
  receipt of debt financing totaling $50,000 of which a loan for $25,000 was repaid during the 2003 fiscal year; and
  acquisition of the Otish Mountain property in Quebec.
4.2	Risk Factors

The Issuer’s ability to generate revenues and profits from its mineral properties, or any other mineral property it may acquire, is dependent upon a number of factors, including, without limitation, the following risk factors.

Precious and Base Metal Price Fluctuations

The profitability of the precious and base metal operations in which the Issuer has an interest will be significantly affected by changes in the market prices of precious and base metals. Prices for precious and base metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Issuer such as the level of interest rates, the rate of inflation, central bank transactions, world supply of the precious and base metals, foreign currency exchange rates, international investments, monetary systems and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Issuer not receiving adequate returns on invested capital or the investments retaining their respective values.

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected rock formations and other conditions can occur. Operations in which the Issuer has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Issuer may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Issuer’s financial position.

Exploration and Development

There is no assurance given by the Issuer that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, apart from the mineral reserves on the Issuer’s Guanacevi Mines Project as described under Item 4.4, none of the Issuer’s properties have any defined ore-bodies with proven reserves. Unusual or unexpected geological structures or formations,

Endeavour Silver Corp.

fires, power outages, labour disruptions, floods, explosions, cave-ins, land slides, acts of God, earthquakes, war, rebellion, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Issuer, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Issuer has relied, and may continue to rely, upon consultants and advisers for development and operating expertise.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Issuer may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Issuer’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Issuer to apply for an exploitation concession. There can be no guarantee that such a concession will be granted.

Calculation of Reserves and Resources and Precious Metal Recoveries

There is a degree of uncertainty attributable to the calculation and estimates of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only.

Government Regulation

Operations, development and exploration on the Issuer’s properties are affected to varying degrees by government regulations relating to such matters as environmental protection, health, safety and labour, mining law reform, restrictions on production, price controls, tax increases, maintenance of claims, tenure, and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Issuer’s operations. The activities of the Issuer require licenses and permits from various governmental authorities. While the Issuer currently has been granted the requisite licenses and permits to enable it to carry on its existing business and operations, there can be no assurance that the Issuer will be able to obtain all the necessary licenses and permits which may be required to carry out exploration, development and mining operations for its projects.

Environmental Factors

All phases of the Issuer’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Issuer’s operations. Environmental hazards may exist on the Issuer’s properties which are unknown to the Issuer at present which have been caused by previous or existing owners or operators of the properties.

Endeavour Silver Corp.

Title to Assets

Although the Issuer has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Issuer has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore the precise area and location of such claims may be in doubt. The Issuer’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects.

Uncertainty of Funding

The Issuer has limited financial resources, and the mineral claims in which the Issuer has an interest and an option to acquire an interest require financial expenditures to be made by the Issuer. There can be no assurance that adequate funding will be available to the Issuer so as to exercise its option or to maintain its interests once those options have been exercised. Further exploration work and development of the properties in which the Issuer has an interest or option to acquire depend upon the Issuer’s ability to obtain financing through joint venturing of projects, debt financing or equity financing or other means. Failure to obtain financing on a timely basis could cause the Issuer to forfeit all or parts of its interests in mineral properties or reduce or terminate its operations.

Industry Competition and Agreements with Other Parties

The mining industry is intensely competitive in all of its phases, and the Issuer competes with many companies possessing greater financial resources and technical facilities than itself. Competition in the mining business could adversely affect the Issuer’s ability to acquire suitable producing properties or prospects for mineral exploration in the future.

The Issuer may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party, and the Issuer may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Issuer may be unable to finance the cost required to complete recommended programs.

Potential Conflicts of Interest

The directors and officers of the Issuer may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Issuer is also participating, such directors and officers of the Issuer may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Issuer and its shareholders. However, in conflict of interest situations, directors and officers of the Issuer may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

There is no assurance that the needs of the Issuer will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the Issuer making the assignment. In determining whether or not the Issuer will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Issuer will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at that time.

Endeavour Silver Corp.

Foreign Countries and Regulatory Requirements

The Issuer’s properties are located in a country outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Issuer and may adversely affect its business. Such changes have, in the past, included nationalization of foreign owned businesses and properties. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for the Issuer and its joint venture partners to obtain any required production financing for its mineral properties.

Third Party Reliance

The Issuer’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Issuer may have no direct contractual relationship with the underlying property holder.

4.3	Asset-Backed Securities Outstanding

The Issuer does not have outstanding asset-backed securities.

4.4	Mineral Projects

The Issuer’s sole reportable segment is mineral exploration and development. The Issuer is in the business of exploration and development of natural resources.

Santa Cruz mine and Guanacevi processing plant (together the “Santa Cruz Project”) and Additional Area Properties (collectively the “ Guanacevi Mines Project”)

Introduction: In January 2004, the Issuer entered into preliminary agreements to acquire up to a 100% interest in the Santa Cruz silver-gold mine (the “Santa Cruz Mine”) and Guanacevi mineral processing plant (the “Guanacevi Plant”) in Durango, Mexico (collectively, the “Durango Initial Option Agreements”). The Santa Cruz Mine and Guanacevi Plant are referred to as the “Santa Cruz Project”. Based upon the Issuer’s preliminary due diligence, the Issuer concluded that the Santa Cruz Mine was under-explored, there existed considerable opportunity to discover additional economic mineralization, the Guanacevi Plant was under-utilized, and there existed considerable opportunity to expand the plant operations.

In May 2004, the Issuer signed formal purchase agreements (the “Durango Option Agreements”) to acquire up to a 100% interest in the Santa Cruz Mine and Guanacevi Plant. Terms of the agreement give the Issuer the option to pay US$3 million to the vendors and to invest US$1 million in mine exploration and development within one year in order to earn a 51% interest in these operating assets. The balance of the 49% interest can be earned by paying a further US$4 million over the remaining 3 years thereafter to January 2008. The Issuer had paid US$1 million to the vendors on signing the agreements in May 2004. Also refer to Item 3.2 for additional disclosure on the terms of the above agreements and their current status.

The Guanacevi Mines Project is an advanced silver (and gold/lead/zinc) exploration project that includes one producing mine. It is considered a classic, high-grade silver-gold, low sulphidation epithermal vein deposit, characterized by adularia-sericite alteration. The Santa Cruz vein is a silver-rich structure with

Endeavour Silver Corp.

lesser amounts of Au, Pb and Zn. Mineralization based on past production has averaged approximately 500 g Ag/t and 1 g Au/t over true widths averaging 3 m.

The Santa Cruz Mine and Guanacevi Plant, plus related mineral properties (including some properties in the area acquired subsequent to the initial agreements) being, together the Guanacevi Mines Project, are the subject of the following technical reports compliant with National Instrument 43-101 (“NI 43-101”):

  a technical review titled “A Technical Review of the Guanacevi Project” dated March 12, 2004, as amended April 21, 2004, which was prepared by Velasquez Spring and Andrew Harasimowicz, both of Watts, Griffis and McOuat Limited, consulting geologists and engineers (the “WGM Report”), which had been filed with the applicable regulatory bodies in April 2004; and
  a technical report entitled “Mineral Resource and Reserve Estimate, Guanacevi Project, Durango, Mexico” dated March 31, 2006 and authored by Eric Olson, MAusIMM of Range Consulting Group LLP (the “Range Report”). The report was filed on Sedar on March 31, 2006.

The Range Report contains the most current description of Guanacevi Mines Project and its Summary is reproduced below verbatim. Proven and probable mineral reserves were 3,481,200 oz silver (3,792,588 oz Ag equivalents). Inferred mineral resources were 10,655,500 oz silver (12,005,200 oz Ag equivalents). Note that section references included in the summary refer to the Range Report. Detailed disclosure from the Range Report is incorporated by reference and available for viewing on SEDAR: see Item 1.1 of this Annual Information Form.

Summary

At the request of Endeavour Silver Corp. Ltd. (“EDR”), a TSX listed mining company, Range Consulting Group, LLC (“RCG”) conducted an audit of the resources and the reserves for the Guanacevi project, located near Guanacevi, Durango State in Mexico. The work entailed estimating and auditing mineral reserves and resources in conformance with CIM Mineral Resource and Mineral Reserve definitions referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects. It also involved the preparation of a Technical Report as defined in NI 43-101 and in compliance with Form 43-101F1 (“the Report”). The work represents a reserve statement and an updated resource estimate for the Guanacevi project.

The assessment is based upon discussions and information gathered by RCG personnel during a visit to the Guanacevi project and from reports and data supplied by EDR. EDR filed a technical report in May 2005, titled “A Technical Review of The North Porvenir Zone, Santa Cruz Mine, Guanacevi Project in Durango State, Mexico” by Velasquez Spring of Watts, Griffis and McOuat Limited and it is incorporated by reference herein.

The definitions of the proven and probable reserves and, measured, indicated and inferred resources as used by RCG are the CIM Standard Definitions and are presented for convenience in Section 23.5 of this report.

The Mineral Reserve estimate by EDR, dated March 2006, audited and validated by A.E. Olson, RCG managing director who is the independent Qualified Person for this report, is as follows:

Endeavour Silver Corp.

Table 1 Reserves as of March 15, 2006

Endeavour Silver Corp.
MINERA SANTA CRUZ Y GARIBALDI S.A. de C.V.
RESERVES AS OF MARCH 15, 2006 - RCG Adjusted Estimate

Zone 1

Classification	Tonnes	Ag (gm/tonne)	Au (gm/tonne)	Oz Ag	Oz Au	AgEquiv (gm/tonne)	Equiv Ag Oz
Proven	18,403	426	0.64	252,100	379	470	278,251
Probable	26,293	425	0.63	359,300	533	468	396,077
Proven + Probable	44,696	425	0.63	611,400	912	468	674,328

Zones 2 & 3

Classification	Tonnes	Ag (gm/tonne)	Au (gm/tonne)	Oz Ag	Oz Au	AgEquiv (gm/tonne)	Equiv Ag Oz
Proven	75,793	645	0.93	1,571,700	2,266	701	1,707,660
Probable	63,386	637	0.92	1,298,100	1,875	692	1,410,600
Proven + Probable	139,179	641	0.93	2,869,800	4,141	697	3,118,260

All Zones Combined

Classification	Tonnes	Ag (gm/tonne)	Au (gm/tonne)	Oz Ag	Oz Au	AgEquiv (gm/tonne)	Equiv Ag Oz
Proven	94,196	602	0.87	1,823,800	2,645	656	1,985,911
Probable	89,679	575	0.83	1,657,400	2,408	627	1,806,677
Proven + Probable	183,875	589	0.85	3,481,200	5,053	642	3,792,588

Notes:
1/ Includes mining recovery of 87%
2/ Includes dilution of 10% at 70 gm/t Ag
3/ Silver recovery is estimated to be 70% and 80% for Zones 1 and Zones 2 & 3, respectively
4/ Gold recovery is estimated to be 76.5% for all Zones.
5/ Breakeven Cut-off grade for Zone 1 is minimum of 1.0 m at 404 gm/t AgEquiv and 306 gm/t AgEquiv incremental
6/ Breakeven Cut-off grade for Zones 2 and 3 is 1.0m at 353 gm/t AgEquiv and 311 gm/t AgEquiv incremental
7/ Formula for Equivalent Ag Ounces = Ag Ounces + Au Ounces * Gold Factor
8/ Gold Factor = (Recovery Ag/Recovery Au) * (NSR Ag/NSR Au) or 69 and 60 for Zone 1 and Zones 2 & 3, respectively.
9/ NSR, $/oz = Price - Freight - Smelting - Refining - Royalty 9/ Reserves are based on manual estimates
10/ 1 troy ounce - 31.1035 grams

The Mineral Resource estimate by EDR, outlined by area, dated March 2006, audited and validated by A.E. Olson, RCG managing director who is the independent Qualified Person for this report, is as follows:

Endeavour Silver Corp.

Table 2 El Porvenir and North Porvenir Inferred Resources as of March 15, 2006

Endeavour Silver C orp.
MINERA SANTA CRUZ Y GARIBALDI S .A. de C .V.
INFERRED RESOURCES AS OF MARCH 15, 2006

Classification	Tonnes	Ag (gm/tonne)	Au (gm/tonne)	Oz Ag	Oz Au	AgEquiv (gm/tonne)	Equiv Ag oz
Zone 1	197,677	411	0.99	2,612,100	6,292	479	3,046,248
Zones 2 & 3	194,898	369	0.62	2,312,200	3,885	412	2,545,300
All Zones Combined	392,575	390	0.81	4,924,300	10,177	446	5,591,548

Notes:
1/ Resource is undiluted and does not consider mining extraction.
2/ Based on a primary mining minimum width of 1.0 m at a 200 gm/t geological cut-off.
3/ Formula for Equivalent Ag Ounces = Ag Ounces + Au Ounces * Gold Factor
4/ Gold Factor = (Recovery Ag/Recovery Au) * (FS&R Ag/FS&R Au) or 69 and 60 for Zone 1 and Zones 2 & 3, respectively.
5/ Resources are based on a polygonal estimate. 6/ 1 troy ounce equals 31.1035 gms.

Table 3 Deep Santa Cruz Inferred Resources as of March 15, 2006

Endeavour Silver Corp
DEEP SANTA CRU Z
INFERRED RESOURCES AS OF MARCH 15, 2006

Vein	Tonnes	Ag (gm/tonne)	Au (gm/tonne)	Oz Ag	Oz Au	AgEquiv (gm/tonne)	Equiv Ag oz
Shell A	18,879	653	0.59	396,400	358	689	418,238
Shell B	74,237	572	1.21	1,365,200	2,888	646	1,541,368
Shell C	46,916	542	1.07	817,500	1,614	607	915,954
Shell D	12,737	772	1.94	316,100	794	890	364,534
All Zones Combined	152,769	589	1.15	2,895,200	5,654	668	3,240,094

Notes:
1/ Resource is undiluted and does not consider mining extraction.
2/ Based on a primary mining minimum width of 1.0 m at a 200 gm/t geological cut-off.
3/ Gold Equivalent based on the ratio of $427 gold price and $6.98 silver price ($427/$6.98 = 61). The gold equivalent calculation will be affected by other factors, such as recovery and the net smelter return of both gold and silver. These factors are not known for the Deep Santa Cruz area.
5/ Resources are based on a manual polygonal estimate.
6/ 1 troy ounce equals 31.1035 gms.

Endeavour Silver Corp.

Table 4 Porvenir Dos Inferred Resources as of March 15, 2006

Endeavour Silver Corp.
PORVENIR DOS
INFERRED RESOURCES AS OF MARCH 15, 2006

Vein	Tonnes	Ag (gm/tonne)	Au (gm/tonne)	Oz Ag	Oz Au	AgEquiv (gm/tonne)	Equiv Ag oz
Santa Cruz	170,017	407	0.84	2,224,700	4,592	458	2,504,812
Conglomerate	40,115	474	0.73	611,300	942	519	668,762
All Zones Combined	210,132	420	0.82	2,836,000	5,534	477	3,173,574

Notes:
1/ Resource is undiluted and does not consider mining extraction.
2/ Based on a primary mining minimum width of 1.0 m at a 200 gm/t geological cut-off.
3/ Gold Equivalent based on the ratio of $427 gold price and $7.00 silver price ($427/$6.98 = 61). The gold equivalent calculation will be affected by other factors, such as recovery and the net smelter return of both gold and silver. These factors are not known for the Porvenir Dos area.
5/ Resources are based on a manual polygonal estimate.
6/ 1 troy ounce equals 31.1035 gms.

In May 2004, EDR signed a formal purchase agreement to acquire 100% interest in the silver and gold producing Santa Cruz Mine and the Guanacevi processing plant from Minera Santa Cruz y Garibaldi S.A. de C.V. (“MSCG”) and Metalurgica Guanacevi S.A. de C.V (“MG”).

Since then, EDR has signed additional purchase and lease agreements, thereby acquiring rights to additional highly prospective areas, including the North Porvenir, El Porvenir, Porvenir Dos and Deep Santa Cruz (“DSC”) areas. All of the areas lie on the same Santa Cruz Vein (“SCV”) for which mineralization has been identified by EDR for some 5000 meters on strike.

Currently, EDR controls 456 ha of concessions along the strike of the SCV. The total concession area comprises the seven original exploitation concession owned by Grupo Peñoles for which MSCG holds the exclusive mining lease on these concessions until 2016, (Santa Cruz Dos, Santa Cruz Ocho, El Pelayo y Anexas, Unification Santa Cruz, San Guillermo, Unificacion Flora, El Pelayo areas). In 2005, EDR acquired ownership rights from Peñoles for the concessions in Guanacevi around the Santa Cruz mine and another 49.8 ha concession called San Pedro Uno and MSCG also holds the mining lease for this concession. This concession and agreement covers the areas known as San Pedro Uno.

MG is the surface owner where the processing plant and tailing facility are located on a contiguous area covering approximately 82 ha.

The mining district of Guanacevi where, the Guanacevi, project is located lies in northwestern Mexico in the northwest portion of Durango State some 260 km northwest of the inland city of Durango. The Guanacevi project is located 3.6 km S58°W from the town of Guanacevi. Topographic co-ordinates of the project are 25°54'47"N latitude and 105°58'20"W longitude. The project lies at an average elevation of 2,370 m above sea level.

The Guanacevi project is accessed from Durango, Durango via a paved highway. The drive requires about four and one half hours. The city of Durango is serviced by regional air service with numerous daily flights to major Mexican cities. There is also direct daily international air service provided daily flights from Los Angeles and twice weekly flights from Houston.

Endeavour Silver Corp.

The Guanacevi project is well served by the local town of Guanacevi. The population of Guanacevi is approximately 2,000. The town has all modern amenities, including schools and medical care facilities. Although various people are engaged in town services, the town is economically dependent on the mining and milling operations within the district. Therefore, EDR has access to a skilled labor pool for its underground and surface operations. EDR has an attractive remuneration package and to date, has attracted well qualified Mexican national professionals to work at the project.

The rock types of the district can be grouped into three principal stratigraphic groups based on Consejo de Recursos Minerales stratigraphic studies and EDR drill core-based observations during the 2005 exploration program.

The oldest unit in the district is the Guanacevi Conglomerate (“GC”), a polymictic basal conglomerate composed of angular to subangular fragments of quartz and metamorphic rocks set in a sandy to clayey matrix within sericitic and siliceous cement. It is assigned to the Upper Jurassic or Lower Cretaceous on the basis of biostratigraphic indicator fossils mentioned but not detailed in a Durango State Geological Reference Report. Overlying the GC is the Lower Volcanic rocks.

The sequence of rock types in the Lower Volcanics (“Ta”) as presently understood is a coarsening-upward series of volcaniclastic sediments capped by an andesite flow. The sedimentary lithologies are siltstones overlain by sandstone with minor intercalations of conformable conglomerate beds. The siltstone-sandstone sequence becomes transitionally dominated by conglomeratic beds at the top of the volcaniclastic package. Overall thickness of the siltstone-sandstone beds is up to 120 meters. Conglomerate beds are from a few centimeters to 150 meters thick at the top of the package, and differ from the GC in that clasts are mainly andesite of varying textural types.

Rhyolite crystal-lapilli tuff units (“Tr”) uncomformably overly the andesite that is generally structurally disrupted and altered by oxidation and silification. It is known as Upper Volcanics. The rhyolite is strongly argillically altered with silification overprinting argillic alteration in the immediate hanging-wall of quartz veins and other silicified structures. The rhyolite commonly contains rounded quartz ‘eyes’ up to 4mm in diameter, and the matrix consists of adularia, kaolinite, and quartz. Local concentrations of biotite crystals up to 2 mm are not uncommon. The rhyolite has variable textures from thin-bedded ash flows to coarse lapilli tuffs with lithic clasts of andesite or rhyolite up to 50 cm in diameter.

Major veins of the Guanacevi District have been mapped by EDR. The map pattern constitutes an erosional window caused by crustal uplift apparently centered about 3 km west of Guanacevi. With some exceptions, fracture-filling vein mineralization is localized on the flanks of the uplift center, suggesting a genetic relationship between uplift and mineralization. The three principal trends of high-angle normal faults that characterize the region are:

(a)	The dominant structural trend in the region is NW, with significant N—NNE faults in a likely conjugate relationship. This generation of structures hosts most of the mineralization in the district

(b)	NE faults postdate the mineralized structures; and

(c)	E-W faults appear latest of all.

The Santa Cruz mine property covers about a 3.0 km strike length of the Santa Cruz fault/vein system. The SCV is similar in many respects to all the other veins in the Guanacevi district except that it is the only one to lie on the west side of the horst of GC and associated facies and it dips west instead of east.

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In the Porvenir Dos area, a Tr-Ta contact occurs high in the hangingwall of the SCV showing a semi-conformable relationship between the two lithologies, and demonstrating a Ta-GC contact on the SCV structure. Deeper in the hangingwall, andesite is in fault contact with the GC on the SCV structure.

In the DSC sections, Tr overlies Ta on a low-angle contact deep in the hangingwall of the SCV structure. This contact lies at about 2100 m elevation, approximately 250 meters lower than in the Porvenir Dos area. The lowering of this contact from north to south is a question presently being addressed by geological work.

The sedimentary and volcanic rocks are hydrothermally altered with propylitization (chlorite) the most widespread, up to 150 m from the veins, with narrower bands of potassic and argillic alteration (kaolinite and adularia) typically up to 25 m thick in the hangingwall and with silicification near the veins. Phyllic alteration, however, is absent in the Guanacevi district.

The Guanacevi silver-gold district comprises classic, high grade silver-gold, epithermal vein deposits, characterized by low sulphidation mineralization and adularia-sericite alteration. The Guanacevi veins are typical of other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in the Tertiary Lower Volcanic Series of andesite flows, pyroclastics and epiclastics overlain by the Upper Volcanic Series of rhyolite pyroclastics and ignimbrites. Evidence is accumulating in the Guanacevi District that mineralization is closely associated with a pulse of silicic eruptions that either signaled the end of Lower Volcanic magmatism or the onset of Upper Volcanic activity.

Low sulphidation epithermal veins in Mexico typically have a well defined, subhorizontal ore horizon about 300 m to 800 m in vertical extent where the bonanza grade ore shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the Santa Cruz ore horizon have yet been found but given that high grade mineralization occurs over a 400 m vertical extent from the top of the Garibaldi shaft (South of Santa Cruz Mine) to below the Level 13 in Santa Cruz, erosion cannot have removed much of the ore horizon.

Principal mineralization in the Santa Cruz Mine area is an epithermal low-sulfidation, quartz-carbonate, fracture-filling, vein hosted by a fault-structure that trends about N 45° W (+/- 5°) and dips 65° (+/- 10°). The fault and vein comprise a structural system referred to locally as the SCV structure or SCV fault. The SCV structure has been traced 5 km along the trend and averages about 3.5 m in width. Mineralization in the system is not continuous, but occurs in steeply NW-raking shoots up to 200 meters in strike-length. A second vein, sub-parallel to the SCV but less continuous, is economically significant in the Porvenir Dos zone and in the northern portion of deep North Porvenir. It is referred to in both areas as the Footwall Vein, although in Porvenir Dos, the term “Conglomerate Vein” has also been employed.

Exploration by EDR during 2004 and early 2005 was concentrated on the North Porvenir Zone of the Santa Cruz with some 23 drillholes (totaling 7406 m) completed. The 2004 exploration confirmed a mineral resource that is open both at depth and along strike to the northwest.

During 2004-2005, The El Porvenir – North Porvenir decline was extended more than 1524 m and crosscuts developed at approximately 25 m intervals to intersect the footwall of the vein and detailed mapping and channel sampling at 5 m intervals were cut across the vein and the zones of mineralization outlined.

A test stope was developed upwards along the vein to the El Porvenir claim boundary. Stoping advances were accompanied by detailed mapping, and back channel sampling at regular 5 m intervals. The detailed channel sampling has apparently shown good agreement with the 2005 mineral resource estimates.

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During the period May 2005 through February 2006, EDR drilled an additional 24 holes in the North Porvenir Mine, bringing meters drilled to a total 14,195. Also in the mine area, 22 holes were drilled in the El Porvenir concession which contains the upper portion of SCV mineralization, for a total of 2,830 meters. Taken together, the total drilling in the Porvenir Mine area amounts to 69 holes and 17,025 meters.

During this period, EDR also conducted drill programs on the Santa Cruz Level 13 resource area, called DSC, and the Porvenir Dos concession.

In the last two quarters of 2005, exploration mapping, surveying, and sampling of the Porvenir Dos concession traced the SCV from North Porvenir about 800 meters north. A barren interval about 250 meters in length breaks outcrop continuity of the SCV on the north end of the El Porvenir concession from the continuation of SCV on Porvenir Dos. A drill program was designed and approved by EDR management and the local Ejido. Drill road and pad construction was undertaken in September, 2005, and drilling commenced in mid October. Since then 24 drill holes (5,062 m) have been completed.

Underground drilling began in late October, 2005, after three 100-meter drilling crosscuts were established off the main drift on Level 13 of the Santa Cruz mine. Cross-cut #1 was extended from a drill station used by Peñoles in the early 1980’s from which to drill below the 13 level. A series of 13 holes were drilled from Cross-cut#1, designed to drill the area on 50-meter centers. Drilling difficulties because of pervasive silification and fault structures oblique to many of the drilling attitudes complicated the program and introduced a certain amount of variation in the drill pattern.

In the remainder of 2006, EDR has budgeted 100 holes totaling 25,000 meters. The exploration projects to which this program will be devoted include: DSC (2000 m), deep drilling on North Porvenir (4000 m), Porvenir Dos (2000 m), La Prieta (2000 m), and San Vicente-Nuestra Senora-San Marcos (3000 m). It is estimated to cost $2.5 million.

Production from the mine and mill in 2005 amounted to 948,323 Ag ounces, 2,332 Au ounces, or 1,088,543 Ag equivalent ounces using an equivalence ratio of 60 for Ag and 1 for Au. This production came from 102,617 tonnes of ore at an average grade of 385 gm/t Ag and 0.88 gm/t Au, or 438 g gm/t Ag equivalent using an equivalence of 60 Ag to 1 Au. The mining operating costs averaged $35.40/t of ore. The mine was charged $23.00/t by the MG processing plant for ore processing.

Mining operations are carried out by a local Durango mining contractor under the close supervision of EDR’s mine management. The mining contract expires on December 31st 2006. In the event that both parties fail to agree on acceptable terms for renewal, then EDR would assume the day to day mining operations. Assumption of the mining activities would most likely lead to further flexibility and optimization of costs. Current mining operations are budgeted at 550 tpd, assuming timely completion of the ball mill expansion.

A conventional cut and fill mining method is employed. Stopes are generally 100 meters long and 40 meters high.

Access to the stoping areas is provided by a series of primary and secondary ramps in the footwall. The ramps have grades from minus fifteen percent to plus twelve percent with plus or minus twelve percent as standard. The dimensions are: 4 by 4 meters for primary ramps and 3.5 by 3.5 meters for secondary ramps.

Stope access is by short (10 to 20 m) crosscuts from the ramp to the vein/stope. The crosscuts are generally 3.5 by 3.5 meters in section and are usually driven down at minus eighteen percent to intersect the stope. As the stope advances up dip on the vein, the back is

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taken down in these crosscuts to maintain access until the crosscut reaches a maximum inclination of eighteen percent.

Mining in the stopes is done with jackleg drills. Back cuts via breasting at two meters high are taken and the broken ore is mucked out using scooptrams (2 or 3.5 yd depending on vein width). Then waste fill from mine development is placed in the stope by the same scooptrams to within 2 to 2.5 meters of the back. When the vein is less than 2.5 meters wide the footwall is slashed to provide adequate width. This is done during the fill cycle and the slashed material remains in the stope as fill. Mining dilution averages ten percent and lost ore is also approximately ten percent. The dilution material in almost all cases is mineralized and therefore it is difficult to estimate its impact on the final grades of the mined ore.

The MG mill processes ore from North Porvenir, El Porvenir, MSCG, custom, purchased ores and the old tailings from the MG tailings ponds.

The grinding section of the mill has a capacity of 420 tpd using 4 ball mills with rubber liners. The grinding circuit can be optimized if the rubber liners are replaced with steel.

The flotation circuit has a capacity of about 420 tpd, while the cyanide leach circuit can process up to 800 tpd. The flotation section is currently utilized when there is non-oxidized mill feed. The flotation concentration ratio is typically 18:1, but can go as high as 30:1. The processing flowsheet consists of coarse ore storage bins, conventional crushing, with a primary jaw crusher followed by a 4 foot secondary cone and 3 foot tertiary cone and screening (-½” or - 5 / 8 ”), grinding (60% passing 200 mesh) followed by either cyanidation or flotation.

The cyanide circuit consists of agitated leach tanks with oxygen addition, clarification, Merrill Crowe process, silver and gold precipitation with zinc followed by drying and refining. Oxidized ore is piped to a 50' diameter thickener and is then thickened to 50% solids slurry. The thickened slurry is transferred to leach tanks (12 units each of 40 tonnes capacity) that are arranged for gravity flow from tank to tank. The site utilizes 8 leaching tanks at present. The tanks are positioned in two rows of six units in each row. Each tank is equipped with an agitator. NaCN is added to the slurry at a ratio of 0.75 kg per tonne of slurry. Oxygen is injected into the slurry in the first tank to reduce the retention time of the process. The solution from the leaching tanks is processed through 4 thickeners. The pregnant solution goes to Merrill-Crowe plant for extraction and precipitation of the silver-gold precipitate. The retention time in the leaching plant is about 70 hours, but the majority of the silver and gold is leached in the first 24 hours. Recoveries average around 75% for both silver and gold, but can range from a low of 65% to high of 90% and are ore dependant. All of EDR’s material is processed in the cyanide circuit.

RCG believes that these resource and reserve estimates have been reasonably prepared and conform to acceptable engineering practices for reporting reserves and resources. RCG also believes that the classification of resources and reserves meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The reserves and resources herein reported by EDR for the Guanacevi project were reviewed by RCG and constitute part of the ongoing operations by EDR. In RCG’s opinion there are no significant technical, legal, environmental, or political considerations that would materially affect the extraction and processing of the reserves and resources at the Guanacevi project.

RCG believes that the estimate of resources made and the procedures used by EDR are conservatively prepared when compared to other companies. The land controlled is highly prospective and RCG believes a high percentage of the resources could ultimately be

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converted in reserves with additional exploration and development. In RCG’s opinion, the Guanacevi project has the potential to be a significant silver producing district once again.

RCG recommends continued support for exploration activities at Guanacevi to develop resources into reserves and additional resources to extend mine life. EDR should continue to prioritize the exploration targets since the Guanacevi project area has a broad potential for the development and possible discovery of new ore. Underground access to the exploration areas must continue to be the primary means of investigating resource targets and developing reserves.

During the course of the review, RCG had an opportunity to review the procedures of EDR with respect to exploration, mine planning, and resource estimation. As part of the process on continuous improvement, RCG recommends the following for improvement of the overall operation.

  All current mining from the SCV is above the water table. Some of the lower resource blocks in North Porvenir, as well as, the resource blocks in DSC and Porvenir Dos are most likely below the water table encountered in the historic workings. RCG recommends that these exploration holes be suitably cased and saved for future hydrology studies. RCG believes that mining below the water table may have an affect on the current mining methods and costs.
  The resources and reserves in the El Porvenir area are based on the default specific gravity (“SG”) of 2.6. The exploration department has conducted specific gravity tests on most of the sampling on the vein. It is recommended that these specific gravity figures be used in future compositing of the SCV in the North Porvenir and El Porvenir areas. The resources calculated in the DSC and Porvenir Dos areas used the composited SG for each vein intercept.
  The ability to reconcile the ore mined and milled to the original estimate will be the critical part of future ore reserve and resource calculations. EDR currently has no specific plan for reconciliation. RCG recommends EDR develop a specific plan for reconciliation on a stope by stope basis. Reconciliations will form the basis for reviewing the classification of measured, indicated, and inferred resources.
  It is advisable to conduct further work to determine the extent of the MnO2 material so that a better understanding of the extent of MnO2 mineralization can be determined and incorporated into future mine planning as the MnO2 depresses Ag recovery. “

This is the end of the verbatim Summary from the Range Report. Detailed disclosure from the Range Report, including the project description and location, accessibility, infrastructure, physiography and related factors, history, geological setting, exploration, mineralization, drilling, sampling and analysis, sample security etc. is incorporated by reference and available for viewing on SEDAR; see Item 1.1 of this Annual Information Form.

Otish Mountain Properties

The Issuer had a 50% interest in two properties located in the Mistassini-Otish area of northern Quebec. In consideration, the Issuer paid $31,000 and issued 150,000 post-consolidation common shares to the vendor. The Issuer’s interest in the Otish Mountain properties was the subject of a report dated September 20, 2002 (the “Chapman Report”) which was prepared by Jim Chapman, BSc, PGeo, of Tamri Geological Ltd., Bowen Island, BC, a copy of which had been filed with the applicable regulatory bodies in January 2003. The Issuer wrote-off the property in the fiscal year ended February 29, 2004.

Endeavour Silver Corp.

ITEM 5:	DIVIDENDS

5.1	Dividends

No dividends have been declared during the past three complete fiscal years covering the period beginning March 1, 2002 and ending December 31, 2005. The Issuer has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

Subject to the Business Corporations Act (British Columbia), the Directors of the Issuer may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any shareholder. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. The Issuer may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Issuer or any other corporation or in any one or more such ways as may be authorized by the Issuer or the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled shall be made to any shareholders on the basis of other value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

Any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors.

Subject to the rights of shareholders (if any) holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Issuer may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Issuer or be invested in such investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to divide.

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

No dividend shall bear interest against the Issuer. If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

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Notwithstanding anything contained in the Issuer’s Articles, the directors may from time to time capitalize any surplus of the Issuer and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Issuer as a dividend representing the surplus or any part of the surplus.

ITEM 6:	DESCRIPTION OF CAPITAL STRUCTURE

6.1	General Description of Capital Structure

The Issuer’s capital structure is comprised of only one class of shares. The Issuer’s authorized share capital is comprised of an unlimited number of common shares without par value.

The following table provides a summary concerning the Issuer’s share capital as of December 31, 2005:

December 31, 2005

Authorized share capital	Unlimited number of common shares without par value
Number of shares issued and outstanding	32,366,330 common shares without par value

As at April 24, 2006 and December 31, 2005, a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval. As at April 24, 2006, the Issuer has 33,840,876 common shares issued and outstanding.

All common shares of the Issuer rank equally as to dividends, voting powers and participation in assets and in all other respects. Each share carries one vote per share at meetings of the shareholders of the Issuer. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The shares presently issued are not subject to any calls or assessments.

On April 24, 2006, the Issuer closed a brokered CA$22,995,000 special warrant financing through the placement of 5,110,000 special warrants at CA$4.50 each to raise gross proceeds of $22,995,000. Each special warrant entitles the holder to acquire, on exercise or deemed exercise, one common share and one-half common share purchase warrant. Each whole share purchase warrant will be exercisable for one common share of the Issuer at a price of CA$5.25 for a period of 18 months ending October 24, 2007. For further details see Item 3.1, third paragraph and the Issuer’s Material Change Report as filed on SEDAR on April 26, 2006 as set out in Item 1.1.

Item 5.1 provides further details of dividends.

6.2	Constraints

To the best of its knowledge, the Issuer is not aware of any constraints imposed on the ownership of its securities to ensure that the Issuer has a required level of Canadian ownership.

6.3	Ratings

To the best of its knowledge, the Issuer is not aware of any ratings, including provisional ratings, from rating organizations for the Issuer’s securities that are outstanding and continue in effect.

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ITEM 7:	MARKET FOR SECURITIES

7.1	Trading Price and Volume

The Issuer’s common shares are listed and posted for trading on the TSX Toronto Stock Exchange (the “TSE”) under the symbol “EDR”. The Issuer listed on the TSE and delisted from the TSX Venture Exchange on February 7, 2006.

The price ranges and volume traded on the TSE and the TSX Venture Exchange for each month for the three months ended March 31, 2006 and for the most recently completed fiscal period ended December 31, 2005 are set out below:

Month	High	Low	Volume
March 2006 *	5.18	3.42	11,877,500
February 2006 *	3.71	2.60	7,935,800
January 2006 *	3.19	2.40	4,152,200
December 2005	2.75	2.22	1,865,000
November 2005	2.75	2.16	3,929,100
October 2005	2.40	2.07	2,060,400
September 2005	2.50	2.05	2,910,500
August 2005	2.24	1.80	1,474,400
July 2005	1.91	1.51	1,264,800
June 2005	1.98	1.70	1,055,200
May 2005	1.98	1.51	760,400
April 2005	2.38	1.70	687,200
March 2005	2.90	2.09	2,242,500
February 2005	2.25	1.77	1,624,500
January 2005	1.85	1.55	1,323,100

* The Issuer listed on the TSE and delisted from the TSX Venture Exchange on February 7, 2006.

ITEM 8:	ESCROWED SECURITIES

8.1	Escrowed Securities

Escrowed Securities
Designation of class	Common shares without par value
Number of securities held in escrow	93,750
Percentage of class	0.27% (as of April 24, 2006)

As at April 24, 2006, the Issuer has a total of 93,750 common shares held in escrow, the release of which is subject to regulatory approval. The escrow agent is Computershare Trust Company of Canada. The foregoing percentage figure is based on the Issuer’s issued and outstanding share capital as of April 24, 2006 and does not take into account the 5,110,000 shares that will be issued or the up to 2,555,000 shares that may be issued pursuant to the Issuer’s special warrant financing completed on April 24, 2006, and do not take into account the additional potential shares and warrants that may be issued in the event the proposed completion of the issuance of the remaining overallotment of special warrants pursuant to the same special warrant financing, all as set out in Item 3.1, third paragraph, and in the Issuer’s Material Change Report as filed on SEDAR on April 26, 2006, as set out in Item 1.1.

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ITEM 9:	DIRECTORS AND OFFICERS

9.1	Name, Occupation and Security Holding

The following is a list of the current directors and officers of the Issuer, their province/state and country of residence, their current positions with the Issuer and their principal occupations during the past five years:

Name and Province/State and Country of Residence	Principal Occupation for the Last Five Years	Current Position with the Issuer and Period of Service	Approximate number and percentage of voting securities owned, directly or indirectly or over which direction or control is exercised (2)
Bradford J. Cooke British Columbia, Canada	President, CEO and Director of Canarc Resource Corp.	Director, Chairman and Chief Executive Officer (Since July 25, 2002)	1,416,700 (4.2%)
Godfrey J. Walton (1) British Columbia, Canada	President, G.J. Walton & Associates Ltd.	Director, President and Chief Operating Officer (Since July 25, 2002)	209,800 (< 1%)
Leonard Harris (1) Colorado, USA	Retired, and Director of Glamis Gold Ltd., Corriente Resources Inc. and Solitario Resources Corp.	Director (Since July 24, 2003)	55,000 (< 0.5%)
Mario D. Szotlender (1) Caracas, Venezuela	President, Tombstone Explorations Co. Ltd.	Director (Since July 25, 2002)	69,200 (0.32%)
Philip Yee British Columbia, Canada	Canarc Resource and Endeavour Silver Corp. (Controller – From 2003 to present) Augusta Group (Controller – From 1997 to 2003)	Corp. Chief Financial Officer (since February 2005)	51,800 (< 0.5%)
Stewart L. Lockwood British Columbia, Canada	Lawyer, Vector Corporate Finance Lawyers from 2001 and was in house counsel for Canarc Resource Corp prior thereto	Corporate Secretary (Since July 25, 2002)	9,700 (< 0.5%)

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Name and Province/State and Country of Residence	Principal Occupation for the Last Five Years	Current Position with the Issuer and Period of Service	Approximate number and percentage of voting securities owned, directly or indirectly or over which direction or control is exercised (2)
Bruce Bried British Columbia, Canada	Homestake Mining Company, mine superintendent, 1992 to 2001, Kinross Gold Corporation, operating manager, 2002 to 2004	Vice President, Mining (Since March, 2005)	113,5000 (< 0.5%)
Michael Rasmussen Durango, Mexico	Exploration work for Echo Bay Mines and then Kinross Gold Corporation between 1990 and 2004	Vice President, Exploration (since January, 2005)	0

(1)	Audit Committee members.

(2)

As of April 24, 2006, in which the Issuer has 33,840,876 common shares issued and outstanding. The foregoing percentage figure(s) is/are based on the Issuer’s issued and outstanding share capital as of April 24, 2006 and do not take into account the 5,110,000 shares that will be issued or the up to 2,555,000 shares that may be issued pursuant to the Issuer’s special warrant financing completed on April 24, 2006, and do not take into account the additional potential shares and warrants that may be issued in the event the proposed completion of the issuance of the remaining overallotment of special warrants pursuant to the same special warrant financing, all as set out in Item 3.1, third paragraph, and in the Issuer’s Material Change Report as filed on SEDAR on April 26, 2006, as set out in Item 1.1.

As of the date hereof, the Issuer does not have an executive committee.

Directors' Terms of Office

The directors have served as directors of the Issuer since the date shown above and their terms of office expire at the beginning of the next annual general meeting.

Control of Securities

The directors and officers of the Issuer beneficially own, directly or indirectly, have control of or direction over an aggregate of 1,925,000 common shares of the Issuer, representing approximately 5.7% of the issued and outstanding common shares (i.e. 33,840,876 common shares) as of the date of this AIF (excluding those issuable on the exercise of share purchase warrants). The foregoing percentage figure is based on the Issuer’s issued and outstanding share capital as of April 24, 2006 and do not take into account the 5,110,000 shares that will be issued or the up to 2,555,000 shares that may be issued pursuant to the Issuer’s special warrant financing completed on April 24, 2006, and do not take into account the additional potential shares and warrants that may be issued in the event the proposed completion of the issuance of the remaining overallotment of special warrants pursuant to the same special warrant financing, all as set out in Item 3.1, third paragraph, and in the Issuer’s Material Change Report as filed on SEDAR on April 26, 2006, as set out in Item 1.1.

9.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

As at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or officers of the Issuer or a shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer:

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(a)	is or has been a director or executive officer of any company (including the Issuer), that while that person was acting in that capacity:

(i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

(b)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Subsequent to December 31, 2000, no director, officer or promoter of the Issuer or a shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, is or has:

(a)

been the subject of any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

9.3	Conflicts of Interest

The Issuer's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Issuer may participate, the directors of the Issuer may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Issuer's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Issuer are required to act honestly, in good faith and in the best interests of the Issuer. In determining whether or not the company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at the time.

The directors and officers of the Issuer are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Issuer will rely upon such laws in respect of any directors' and officers' conflicts of

Endeavour Silver Corp.

interest in or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

To the best of its knowledge, the Issuer is not aware of any such conflicts of interest.

ITEM 10:	PROMOTERS

Within the fiscal period ended December 31, 2005 and the fiscal years ended February 28, 2005, February 29, 2004 and February 28, 2003 and during the current 2006 fiscal year, the Issuer does not have nor employed any person or company acting or performing as a promoter for the Issuer.

ITEM 11:	LEGAL PROCEEDINGS

11.1	Legal Proceedings

There are no known legal proceedings to which the Issuer is a party or to which any of its property is the subject or any such proceedings known to the Issuer to be contemplated.

ITEM 12:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

12.1	Interest of Management and Others in Material Transactions

Other than as set forth below and in this AIF and in the Issuer’s audited financial statements for the period ended December 31, 2005 and other than transactions carried out in the ordinary course of business of the Issuer or its subsidiary, within the recently completed financial period ended December 31, 2005 and the fiscal years ended February 28, 2005, February 29, 2004 and February 28, 2003 and during the current 2006 fiscal year, none of the following:

(a)	director or executive officer of the Issuer;

(b)

a person or company that is direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of the outstanding voting securities of the Issuer; and

(c)	an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b),

has, to the best of the Issuer’s knowledge, any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Issuer and its subsidiary.

The Issuer’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Issuer may participate, the directors of the Issuer may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. Items 4.2 and 9.3 provide further details.

In particular, pursuant to an option agreement dated June 20, 2002, the Issuer acquired a 50% interest in two properties located in the Mistassini-Otish area of northern Quebec, Canada. In consideration, the Issuer paid $31,000 and issued 150,000 post-consolidation common shares to the vendor. The properties was subject to a 3% gross over-riding royalty on all diamond production and a 3% net smelter royalty on

Endeavour Silver Corp.

all other mineral production. The Issuer had the option to purchase ½% of each of the two royalties for $250,000. Subsequent to the transaction, the vendor became President and a director of the Issuer. The property was written off in fiscal 2004.

ITEM 13:	TRANSFER AGENT AND REGISTRAR

13.1	Transfer Agent and Registrar

The Issuer’s transfer agent and registrar is:

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, BC
Canada, V6C 3B9

ITEM 14:	MATERIAL CONTRACTS

14.1	Material Contracts

There are no other contracts, other than those herein disclosed in this AIF and other than those entered into in the ordinary course of the Issuer’s business, that is material to the Issuer and which was entered into in the most recently completed fiscal period ended December 31, 2005 or before the most recently completed financial period but is still in effect as of the date of this AIF apart from the following:

1.

Special Warrant Indenture dated April 24, 2006 between the Issuer and Computershare Trust Company of Canada to set out the relationship between the two parties and the special warrant holders that received special warrants pursuant to the special warrant financing announced March 31, 2006 and completed, in part, on April 24, 2006. Fees to be paid by the Issuer to Computershare Trust Company of Canada are in accordance with industry standards. For further details see Item 3.1, third paragraph and the Issuer’s Material Change Report as filed on SEDAR on April 26, 2006, as set out in Item 1.1.

2.

Warrant Indenture dated April 24, 2006 between the Issuer and Computershare Trust Company of Canada to set out the relationship between the two parties and the warrant holders that will receive warrants pursuant to the special warrant financing announced March 31, 2006 and completed, in part, on April 24, 2006. Fees to be paid by the Issuer to Computershare Trust Company of Canada are in accordance with industry standards. For further details see Item 3.1, third paragraph and the Issuer’s Material Change Report as filed on SEDAR on April 26, 2006, as set out in Item 1.1.

3.

Agency Agreement dated April 24, 2006 between the Issuer and the agents, Salman Partners Inc. BMO Nesbitt Burns Inc., Dundee Securities Corporation and Canaccord Capital Corporation (together the “Agents”), in relation to the special warrant financing announced March 31, 2006 and completed, in part, on April 24, 2006. For further details see Item 3.1, third paragraph and the Issuer’s Material Change Report as filed on SEDAR on April 26, 2006, as set out in Item 1.1.

Items 3.1, 3.2 and 4.4 provide further details of material contracts.

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ITEM 15:	INTERESTS OF EXPERTS

15.1	Names of Experts

KPMG LLP are the external auditors of the Issuer and reported on the fiscal 2005 audited financial statements of the Issuer for the period ended December 31, 2005, which will be filed with securities regulators on or about May 1, 2006. See Item 1.1.

“Technical Report on the Guanacevi Project, Durango, Mexico” dated March 31, 2006, (the “Technical Report”) relating to the Guanacevi project and prepared by Arnt Eric Olson, AusIMM of Range Consulting Group, LLP, was filed with securities regulators on March 31, 2006. See Item 1.1.

15.2	Interests of Experts

To the best of its knowledge, the experts named in Item 15.1 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Issuer when the experts prepared their respective reports.

ITEM 16:	ADDITIONAL INFORMATION

16.1	Additional Information

Additional information relating to the Issuer are as follows:

(a)	may be found on SEDAR at www.sedar.com;

(b)

additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Issuer’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Issuer’s Information Circular pertaining to its most recent Annual General Meeting of securityholders that involves the election of directors; and

(c)	is also provided in the Issuer’s financial statements and management discussion and analysis for its most recently completed financial period ended December 31, 2005.

Endeavour Silver Corp.